Exhibit (d)(3)(iv)

EQ ADVISORS TRUST

AMENDMENT NO. 3

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 3 to the Investment Advisory Agreement dated effective July 16, 2014. between AXA Equitable Funds Management Group, LLC, a limited liability company organized in the State of Delaware (“FMG LLC” or “Manager”) and Massachusetts Financial Services Company (d/b/a MFS Investment Management), a Delaware corporation (“MFS” or “Adviser”).

WHEREAS, FMG LLC and MFS agree to modify the Investment Advisory Agreement, dated as of May 1, 2011, as amended, (“Agreement”) as follows:

1. Name Changes. Effective May 1, 2014, the names of EQ/Large Cap Value PLUS Portfolio and EQ/International Core PLUS Portfolio were changed to AXA Large Cap Value Managed Volatility Portfolio and AXA International Core Managed Volatility Portfolio, respectively.

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the EQ/MFS International Growth Portfolio, AXA Large Cap Value Managed Volatility Portfolio and AXA International Core Managed Volatility Portfolio.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 3 as of the date set forth below.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ Steven M. Joenk	By:	/s/ Carol Geremia
	Steven M. Joenk		Name: Carol Geremia
	Chairman, Chief Executive Officer and President		Title: President MFSI

APPENDIX A

AMENDMENT NO. 3

TO

INVESTMENT ADVISORY AGREEMENT

Related Portfolios	Advisory Fee***

International Portfolios, which shall consist of the EQ/MFS International Growth Portfolio and Other Allocated Portion(s)** identified directly below (collectively, referred to as “International Portfolios”):

AXA International Core Managed Volatility Portfolio*,**

0.45% of the International Portfolios’ average daily net assets up to and including $500 million; 0.40% of the International Portfolios’ average daily net assets in excess of $500 million and up to $1 billion; 0.375% of the International Portfolios’ average daily net assets in excess of $1 billion and up to and including $2 billion; and 0.35% of the International Portfolios’ average daily net assets over $2 billion.

AXA Large Cap Value Managed Volatility Portfolio*	0.40% of the MFS Allocated Portion’s average daily net assets up to and including $300 million; and 0.375% of the MFS Allocated Portion’s average daily net assets in excess of $300 million and up to and including $600 million; and 0.35% of the MFS Allocated Portion’s average daily net assets in excess of $600 million.

*	Fee to be paid with respect to the Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser.
**	Other Allocated Portions are other investment companies (or series or portions thereof) that are managed by FMG LLC and advised by the Adviser, which are classified as “International Portfolios.”
***	The daily advisory fee for the Portfolios is calculated by multiplying the aggregate net assets of the Portfolios at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.